Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of January 31, 2026, we have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended – our Class B common stock, par value $0.001 per share. These securities are listed on the Nasdaq Global Market under the symbol “DOMO.”

The following description of our Class B common stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our amended and restated certificate of incorporation, amended and restated bylaws, and applicable Delaware law.

Authorized Capital Stock

Our authorized capital stock consists of 513,263,659 shares, of which:

•	503,263,659 shares are designated as common stock, $0.001 par value per share, of which:
◦	3,263,659 shares are designated as Class A common stock and
◦	500,000,000 shares are designated as Class B common stock; and
•	10,000,000 shares are designated as preferred stock, $0.001 par value per share.

Common Stock

Voting Rights

We currently have two classes of authorized common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to 40 votes per share. Each share of Class B common stock is entitled to one vote per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or provided in our certificate of incorporation.

Delaware law could require holders of Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

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if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, or if such amendment would adversely affect the powers, preferences or special rights of one series of stock, but not so affect the entire class.

Our certificate of incorporation and bylaws provide that from and after the first date on which the outstanding shares of Class A common stock represent less than a majority of the total combined voting power of the then outstanding shares, or the voting threshold date, we will have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Until the voting threshold date, our directors will be elected annually for one-year terms.

Holders of our Class A common stock and Class B common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single voting class, will be entitled to elect all of the directors standing for election, if they so choose.

Exhibit 4.5
Because of our dual class structure, we anticipate that, for the foreseeable future, Joshua G. James, our founder and chief executive officer will continue to be able to control all matters submitted to our stockholders for approval, including the election and removal of directors.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class or series of common stock may be increased or decreased (but not below the number of shares of common stock or, in the case of a class or series of common stock, such class or series, then outstanding and, in the case of the Class B common stock, the number of shares issuable upon conversion of the outstanding Class A common stock) by the affirmative vote of the holders of a majority of the voting power of the Class A common stock and Class B common stock, voting together as a single class. Until the final conversion of all outstanding shares of Class A common stock pursuant to the terms of the certificate of incorporation, or the final conversion date, any increase in the authorized shares of Class A common stock requires the approval of the holders of a majority of the outstanding shares of Class A common stock.

Conversion

Each share of Class A common stock will automatically convert into one share of Class B common stock on the date, or the occurrence of an event, specified by the holders of a majority of the outstanding shares of Class A common stock or the date that is nine months after the death or disability of our founder (unless otherwise extended in accordance with our certificate of incorporation). Each share of Class A common stock is also convertible at any time at the option of the holder into one share of Class B common stock. In addition, each share of Class A common stock will convert automatically into one share of Class B common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class A common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. In addition, each outstanding share of Class A common stock held by a stockholder who is a natural person, or held by the permitted entities and permitted transferees of such natural person (as described in our certificate of incorporation), will convert automatically into one share of Class B common stock upon the death or disability of such natural person nine months following such death or disability, unless otherwise extended in accordance with our certificate of incorporation.

Once converted into a share of Class B common stock, a converted share of Class A common stock will not be reissued. Following the conversion of all outstanding shares of Class A common stock, no further shares of Class A common stock will be issued.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. If a dividend is paid in the form of Class A common stock or Class B common stock, then holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Except as described above, holders of Class A common stock and Class B common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class A common stock or Class B common stock. The rights, preferences and privileges of the holders of Class A

Exhibit 4.5
common stock and Class B common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights of each such series and any qualifications, limitations or restrictions thereof. These powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A common stock or Class B common stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A common stock and Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action.

Registration Rights

Mr. James has the right to require us to register the offer and sale of the shares of Class A common stock and Class B common stock held by him or his affiliates. We refer to such rights as registration rights.

Demand Registration Rights

Mr. James has the right to demand that we use best efforts to file a registration statement for the registration of the offer and sale of at least such number of shares with anticipated offering proceeds in excess of $20.0 million. We are only obligated to file up to two registration statements in connection with the exercise of demand registration rights. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such demand registration rights for up to 90 days under certain circumstances.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, Mr. James shall have the right to demand that we file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold under such registration statement on Form S-3 is at least $5.0 million. These investor registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other stockholders, Mr. James will have the right, subject to certain exceptions, to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.

Expenses of Registration

We will pay all expenses relating to any registration of shares for Mr. James, and Mr. James will be responsible for paying all selling expenses, including underwriting discounts and selling commissions.

Exhibit 4.5

Termination

The registration rights terminate as of March 1, 2027.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the voting power of the outstanding voting stock which is not owned by the interested stockholder; or

•	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions of Section 203 did not apply to the corporation.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
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any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation, except proportionally as a stockholder of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation, except proportionately as a stockholder of the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the

Exhibit 4.5
following:

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Dual-Class Stock. As described above in “—Common Stock—Voting Rights,” our certificate of incorporation provides for a dual-class common stock structure, which provides Mr. James and his affiliates with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

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Classified Board of Directors. Our certificate of incorporation and bylaws provide that, from and after the time that the Class A common stock no longer represents a majority of the combined voting power of our Class A common stock and Class B common stock, or the voting threshold date, our board of directors will be classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

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Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation provides that, until the voting threshold date, our stockholders will be able to take action by written consent for any matter. Our bylaws further provide that special meetings of our stockholders may be called only by a majority of the total number of authorized directors of our board of directors, the chairperson of our board of directors, our chief executive officer or the president (in the absence of a chief executive officer) or, until the voting threshold date, holders of at least 50% of the combined voting power of our Class A common stock and Class B common stock, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

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Amendment of Charter and Bylaws Provisions. Prior to the voting threshold date and in addition to any vote required by law or our certificate of incorporation, any amendment of our certificate of incorporation will require approval by holders of at least a majority of the voting power of our then outstanding capital stock and certain amendments will require approval by holders of at least a majority of the outstanding Class A common stock and at least a majority of the outstanding Class B common stock, voting as separate classes. From and after the voting threshold date, certain amendments to our certificate of incorporation will require the approval of at least two-thirds of the outstanding voting power of our common stock. Our bylaws provide that, following the voting threshold date, approval of stockholders holding at least two-thirds of our outstanding voting power voting as a single class is required for stockholders to alter, amend or repeal, or adopt any provision of our bylaws.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with designations, powers, preferences and rights, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exhibit 4.5

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers, or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (as either may be amended from time to time), (4) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws (as either may be amended from time to time), or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing, holding, or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This provision shall be enforceable by any party to a complaint covered by this provision. Although we believe these provisions benefit us by providing increased consistency in the application of relevant law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Our bylaws also provide that the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of our securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 55 Challenger Rd, Ridgefield Park, New Jersey 07660.